FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* McMenemy William H.	2. Issuer Name and Ticker or Trading Symbol Del Laboratories, Inc. ("DLI")		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Executive Vice President, Cosmetics, Marketing
(Last) (First) (Middle) Del Laboratories, Inc. 178 EAB Plaza	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 8/16/02-10/28/02
(Street) Uniondale, NY 11556		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	08/16/02		S		500	D	$20.00		D
Common Stock	08/16/02		S		500	D	$20.20		D
Common Stock	08/16/02		S		500	D	$20.45		D
Common Stock	08/19/02		S		500	D	$20.55		D
Common Stock	08/19/02		S		500	D	$20.55		D
Common Stock	08/19/02		S		500	D	$20.60		D
Common Stock	08/19/02		S		500	D	$20.70		D
Common Stock	08/21/02		S		800	D	$20.70		D
Common Stock	08/21/02		S		600	D	$20.75		D
Common Stock	08/23/02		S		400	D	$20.70		D
Common Stock	08/26/02		S		800	D	$20.55		D
Common Stock	08/26/02		S		500	D	$20.54		D
Common Stock	08/26/02		S		500	D	$20.60		D
Common Stock	08/26/02		S		500	D	$20.60		D
Common Stock	08/27/02		S		500	D	$20.56		D
Common Stock	08/29/02		S		700	D	$20.30		D
Common Stock	08/29/02		S		500	D	$20.20		D
Common Stock	08/29/02		S		300	D	$20.35		D
Common Stock	09/17/02		S		800	D	$19.25		D
Common Stock	09/17/02		S		100	D	$19.30		D
Common Stock	09/18/02		S		800	D	$19.40		D
Common Stock	09/18/02		S		700	D	$19.40		D
Common Stock	09/23/02		S		500	D	$19.20		D
Common Stock	09/23/02		S		400	D	$19.20		D
Common Stock	09/30/02		S		500	D	$18.08		D
Common Stock	09/30/02		S		500	D	$18.08		D
Common Stock	10/28/02		S		784	D	$22.60		D
Common Stock	10/28/02		S		500	D	$22.55	137,708	D
								21,666	I	ESOP
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Explanation of Responses: (1) Attorney-in-fact for William H. McMenemy
By: /s/ William H. McMenemy Gene L. Wexler(1) **Signature of Reporting Person	11/04/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Dan K. Wassong, Enzo Vialardi and Gene L. Wexler, and each of them, as the true and lawful attorney or attorneys-in-fact, with full power of substitution and revocation, for the undersigned and in the name, place and stead of the undersigned, in any and all capacities, to execute, on behalf of the undersigned, any and all statements or reports under Section 16 of the Securities Exchange Act of 1934, as amended, with respect to the beneficial ownership of shares of Common Stock, $1 par value, of Del Laboratories, Inc., including, without limitation, all initial statements of beneficial ownership on Form 3, all statements of changes of beneficial ownership on Form 4 and all annual statements of beneficial ownership on Form 5, to be filed with the Securities and Exchange Commission, to execute any and all amendments or supplements to any such statements or reports, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorney or attorneys-in-fact, and each of them, full power and authority to do so and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as the undersigned might or could do in person, and hereby ratifying and confirming all that said attorney or attorneys-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof. The undersigned acknowledges that the foregoing attorneys-in-fact, and each of them, in serving in such capacity at the request of the undersigned, are not assuming any of the responsibilities of the undersigned to comply with Section 16 of the Securities Exchange Act of 1934 or any other legal requirement. This Power of Attorney shall remain in effect until revoked in writing by the undersigned.

      /s/ William H. McMenemy
      William H. McMenemy

Date: January 5, 2000